Discover Investments | Edit My Campaign | Jason K.

Vyllage® is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $100K goal

Vyllage®

The Guaranteed Solution for Missed Deliveries and Package Theft

Small OPO | Plantation, FL | Software & Services
Accepting International Investment

Chat

Overview | Team | Terms | Updates | Comments | Share



Photographic Proof of Delivery When Your Package Arrives



VYLLAGE
PACKAGE FOR YOU
Handle with care

Your Neighborhood Watch for Packages

Invest in Vyllage®

There are approximately 6.5 billion packages that are delivered in the United States annually from both FedEx and UPS with an estimated 23 million being stolen during that 52-week period. As more consumers become confident and comfortable in utilizing e-commerce for their purchases and transactions, this shipping option will continue to increase. Vyllage® is uniquely poised to create a niche in logistics.

There are two (2) business markets/models Vyllage® will utilize to generate revenue.

1.**Vyllagers™ (Package Receivers):** Directed toward individuals interested in being the owner and operator of a Vyllage® In-Home Package Receiving Location. This turn-key business is ideally suited for individuals/families familiar with the gig economy, and who are home for the majority of their day. For the US, the minimum Vyllager™ saturation level would be to have a Vyllage® location in each of the 43,000 ZIP codes nationally. Population density and ease of access to available services are external factors considered for market saturation.


VYLLAGE.NET
Pick up Your Packages within 48 hours from your Vyllager™

2. **End Users (Customers):** Aimed primarily at consumers who shop online and/or utilize delivery services (floral, courier, prescription) who cannot afford to miss an important delivery or are concerned about having their packages and deliveries unsecured and possibly stolen.

We believe that your investment in this unique space in the multi-billion dollar logistics industry will be sound. Join us as we strive to make Vyllage® a household name and verb!

- Laura A. Borland, President & Co-Founder

Investment

$1 / share | $10 million pre-money valuation
If you invest, you're betting the company will hold a future value greater than $10 million.

Phase 1 (This offering): Up to $100,000 - 100,000 shares offered at $1/share. A minimum investment of $500 per 500 shares is required.

If we are successful with the Phase 1 raise, upon financial review and assessment, we intend to extend our offering and offer additional shares. The proposed details of Phase 2 are below:

Phase 2: $100,001 - $1,000,000 - 900,000 shares offered at $1/share. Minimum purchase of $100 for 100 shares.


Securing Neighborhoods One Vyllage® at a Time
VYLLAGE

Perks

Phase 1 investors only:
1. **Vyllagers™ Receive 100% Bonus for packages received for the first two months of operation:** After the application re-launch, investors who sign up on the Vyllage® Business app, and operates a package receiving location, will have every dollar earned for the first 2 months as a Vyllager™, matched 100% as a bonus!
2. **Customers Receive First 20 shipments Free:** As an Phase 1 investor, you will have your first 20 shipments with Vyllage® at no cost to you.

Our mission at Vyllage® is to provide homeowners globally with a turn-key business that helps to reduce losses of delivered purchases for businesses and communities while fostering goodwill throughout neighborhoods.

What We Have Accomplished So Far

Vyllage® has a website, and 2 iOS apps and 2 Android apps (Vyllage and Vyllage® Business). Additionally, we have a registered trademark for the word, Vyllage®; a trademark pending for Vyllager™, and a patent pending on our package receiving technology.

Your investment will be used for the development of a web application, and enhanced iOS and Android apps. Also, Vyllage® needs to acquire legal services for trademark and patent protections, and contract and licensing agreements, while ramping up our marketing.

Crowdfunding allows us to not only generate pre-launch revenue, but greatly assists us in making Vyllage® viral.



VYLLAGE
BUSINESS
Sign In
Sign Up



WELCOME VYLLAGER
Vyllage @ Work
Monday - Friday
10:00AM - 08:00PM
Receive Delivery
Delivery History
Customer Pickup
About Me

Our Service



It was delivered
at a time when
he was workin
That was
until he
discovered...

Chat

Chat


VYLLAGE.NET
BUSINESS
Accept Deliveries
on Behalf of Your
Neighbors


Watch someone take your packages?
OR
Have someone watch your packages
VYLLAGE.NET

Chat

Chat

What Makes Vyllage® Different

Vyllage® is the pioneer in leveraging homes as strategic delivery drop-off locations. With our first mover advantage, we will be able to define and benchmark this industry in terms of standards, compensation, pricing, and scaleability. The simplicity of this business model, which is using existing infrastructure (homes) to assist in the distribution of goods, is easily replicated as we expand globally, when taking into account international legal considerations.


VYLLAGE
Sign In
Sign Up


VYLLAGE
It Takes a Vyllage to Care
I want to be a Customer
I want to be a Vyllager
Join Vyllage!


VYLLAGE
Find Your Nearest Vyllage Location - within 5 miles


VYLLAGE
Sign up with your network
sikka@gmail.com
Mobile Number
Password

Chat

Vyllage® charges $3.99 to $4.99 for users to retrieve the full address of a Vyllage® location where they would like to have their package or delivery shipped. Each Vyllager™ makes $3 to $4 for the first package within the shipment and 99 cents for each additional package. Vyllage® makes a flat 99 cents on every transaction.

Chat


Vyllage Package Details
Package Size
Small $3.99
Medium $3.99
Large $4.99
Expected delivery date
Estimate Weight (lbs)
Ex: 20
Special Comments
Find A Vyllager
1


VYLLAGE
Operate Your Own
In-Home Package
Store

Chat

Our Market and Industry

Vyllage® will be a new and much-needed extension of the package delivery cycle and logistics space. Currently, delivery companies have seen an uptick year over year in the number of packages being processed. This is due to consumers increasingly pivoting from brick-and-mortar retail locations to the online marketplace to shop. In 2014 alone, the three largest delivery and logistics companies in the United States (UPS, USPS, and FedEx) delivered 30 million packages every day.

Chat

Currently, there are no direct competitors in this space. A close parallel would be UPS My Choice, which allows for customers to change their delivery location to another residential address, UPS Store or local business. FedEx also offers a similar service, but leverages convenience stores for package receiving and warehousing. Vyllage's® approach is different as we are exclusively using residential spaces as alternate delivery locations.


US E-Commerce Sales
Millions ($)
E-commerce as % of total retail
$71,503
$75,080
$77,789
$79,567
$80,451
$83,987
$87,558
$89,454
$93,046
$97,250
6.2%
6.4%
6.6%
6.7%
7.0%
7.1%
7.4%
7.5%
7.9%
8.1%
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Source: US Department of Commerce
BI INTELLIGENCE

http://www.businessinsider.com/e-commerce-growth-has-hit-a-two-year-high-2016-8

Comparative Analysis of Current Consumer Experience vs Vyllage®


Customer orders online and uses home address as shipping location
Retailer fulfills order
Logistics processes and sends for delivery
No one is home to sign for package
Package is returned to depot or left at door unattended
Current Customer Experience

Chat
Chat
Chat


Customer orders online and uses Vyllage® as shipping location
Retailer fulfills order
Logistics processes and sends for delivery
Vyllager® receives and signs for package; notifies Customer
Customer picks up package within 48 hours of notification from Vyllager®
VYLLAGE

May 2015



Vyllage® Launches!

The company registers with the State of Florida.

December 2015

Vyllage® Apps on Google Play!

Version 1.0 of the Vyllage Customer and Vyllage Business Apps are available

April 2016

Vyllage® is in the App Store!

Version 1.0 of the Vyllage Customer and Vyllage Business apps are in the App Store

November 2016

Vyllage® gets Trademarked!

It took a while, but we did it. We're official!

May 2017

Vyllage® Launches on StartEngine!

Our Company seeks to raise up to $100K from everyday investors.

June 2017



Vyllage® Web App Complete

We aim to be in Business! It s our intent that Vyllagers® and Customers can begin signing up on the website.

July 2017



Relaunch Vyllage® Business and Vyllage® iOS and Android Apps

We intend to launch Version 2.0 in the App Store and Google Play.

Chat
Chat
Chat

In the Press

THEGREENITGUY

SHOW MORE

Chat

Meet the Founders



Laura A. Borland

President & Co-Founder

Laura Borland was born and raised in Jamaica, West indies and is a naturalized US citizen. Her tenure as President began with the company's founding in May, 2015. In addition to running the operations of Vyllage®, Laura works as a Technology Product Owner with American Express, and has been with the financial services corporation for the past 4 years. She holds an MBA from Florida International University. Laura has technical certifications in Agile Project Management Methodology as a Certified Scrum Product Owner and Certified Advance Scrum Master. She also has experience in Operations Management as it relates to logistics and capacity planning, and is wholly committed to process improvement due to her training as a Quality Engineer.



Sean D. Hale

Vice President & Co-Founder

Sean Hale was also born and raised in Jamaica, West indies and is a naturalized US citizen. He has served as Vice-President of Vyllage® since its inception in May, 2015. Currently, Sean is a Field Technician with AT&T where he has worked for the last 5 years. Sean has extensive experience in the cable industry and has been the awardee of a major cable company subcontract for new and existing cable installations. During his tenure, he employed 40 field technicians, along with the requisite management, quality, and safety leadership required as part of the contract's scope.

Chat

Chat

Offering Summary

Investment

$1 / share | $10 million pre-money valuation

If you invest, you're betting the company will hold a future value greater than $10 million.

Phase 1 (This offering): Up to $100,000 - 100,000 shares offered at $1/share. A minimum investment of $500 per 500 shares is required.

If we are successful with the Phase 1 raise, upon financial review and assessment, we intend to extend our offering and offer additional shares. The proposed details of Phase 2 are below:

Phase 2: $100,001 - $1,000,000 - 900,000 shares offered at $1/share. Minimum purchase of $100 for 100 shares.

Perks

Phase 1 investors only:

1. **Vyllagers™ Receive 100% Bonus for packages received for the first two months of operation:** After the application re-launch, invest who sign up on the Vyllage® Business app, and operates a package receiving location, will have every dollar earned for the first 2 months as a Vyllager™, matched 100% as a bonus!

Chat

2. **Customers Receive First 20 shipments Free:** As an Phase 1 investor, you will have your first 20 shipments with Vyllage® at no cost to you.

Irregular Use of Proceeds

Vyllage® might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investme In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the me and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Chat

Updates

Follow Vyllage® to get notified of future updates!

Comments (0 total)

Add a public comment...

Chat

Post

©2017 All Rights Reserved

About

- Blog
- About Us
- FAQ

Connect

- Facebook
- Twitter
- Careers
- LinkedIn
- Instagram

Join

- Edit My Campaign
- Investors

Legal

- Terms of Use
- Privacy Policy
- Section 17(b) Disclosure
- Disclaimer

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Chat

Investment opportunities posted and accessible through the site are of two types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. 2. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Chat